Mail Stop 3561

October 6, 2008

August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

      Re: Anheuser-Busch Companies, Inc.
              Preliminary Revised Proxy Statement on Schedule 14A
              Filed October 2, 2008
              File No. 001-07823

Dear Mr. Busch:

      We have completed our review of your filing and have no further comments at this time.

      Sincerely,

      John Reynolds
      Assistant Director

cc: Thomas W. Greenberg
       Fax: (917) 777-7886